Filed Pursuant to Rule 433
August 11, 2006

Relating to
Prospectus Supplement dated August 10, 2006
to Prospectus dated February 2, 2005
Registration No. 333-121744

Floating Rate Global Notes
Due August 15, 2011

Issuer:	The Bear Stearns Companies Inc.

Trade Date:	August 10 , 2006

Settlement Date:	August 17, 2006

Ratings:	A1 / A / A+

Principal Amount:	$500,000,000

Coupon:	3-month LIBOR plus 0.21%

Type of Security:	Floating Rate Global Notes

Maturity:	August 15, 2011

Public Offering Price:	100.000%

Gross Fees:	0.30%

All-in Price:	99.70%

Net Proceeds:	$498,500,000

Interest Payment Period:	Quarterly

Interest Payment Dates:	Quarterly on February 15th, May 15th, August 15th and November 15th

Interest Reset Dates:	Quarterly on February 15, May 15th, August 15 and November 15th

Initial Interest Reset Date:	November 15, 2006

Interest Determination Dates:	Two London business days prior to each Interest Reset Date.

Interest Rate:	The interest rate will be reset quarterly based on the three-month LIBOR which appears on Telerate page 3750.

Initial Interest Rate:	Initial Coupon to be determined two London business days prior to the Settlement Date.

Day Count:	Actual/360

Specified Currency:	U.S. Dollars

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP:	073902MM7

ISIN:	US073902MM71

Lead Manager:	Bear, Stearns & Co. Inc. Bear, Stearns International Limited

Senior Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Bank of America Securities LLC Citigroup Global Markets Inc.

Junior Co-Managers:	HSBC Securities (USA) Inc. Mellon Financial Services LLC Wachovia Capital Markets, LLC Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.